Exhibit 99.1

Conversion of Class B shares

Immediately prior to PQ Group Holdings Inc.’s (the “Company”) initial public offering of common stock, par value $0.01 (the “common stock”), the Company converted each outstanding share of its Class B common stock, par value $0.01 (“Class B”), into 8.8275 shares of its common stock, plus an additional number of shares of common stock as determined by dividing the unreturned paid-in capital amount of such share of Class B shares, or $113.74 per share, by the initial public offering price of a share of the Company’s common stock, rounded to the nearest whole share. Holders of the Class B shares did not receive any cash payments from the Company in connection with the conversion of the Class B shares.

As a result of the conversion of the Class B shares into common stock, the actual structure and historical basic and diluted earnings per share of the Company has changed. The unaudited historical basic and diluted earnings per share for the years ended December 31, 2016 and 2015, the period from inception to (July 30, 2014 to December 31, 2014 (Successor period), and for the six months ended June 30, 2017 and 2016, respectively, after giving effect to the conversion of all outstanding shares of Class B common stock at a conversion factor of 15, determined by reference to the initial public offering price of $17.50 per share of common stock, is set forth in the following table:

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from Inception (July 30, 2014 to December 31, 2014 (Successor))
Net income (loss) available to PQ Group Holdings common shareholders	$(4,063)	$(80,393)	$(79,746)	$11,427	$(22,061)
Weighted average number of common shares:
Weighted average number of Class B shares	6,679,077	3,224,645	4,947,982	1,507,719	1,492,682
Class B conversion factor	15	15	15	15	15

Weighted average number of converted Class B shares	100,186,155	48,369,675	74,219,730	22,615,785	22,390,230

Weighted average number of common shares	3,795,693	3,797,026	3,796,275	—	—

Weighted average number of common shares (unaudited)	103,981,848	52,166,701	78,016,005	22,615,785	22,390,230

Earnings per common share – basic and diluted (unaudited)	$(0.04)	$(1.54)	$(1.02)	$0.51	$(0.99)